NORTHQUEST CAPITAL FUND, INC.
                                16 Rimwood Lane
                             Colts Neck, NJ  07722
                                  732-892-1057



                                                             November 23, 2004


Mr. Dominic Minore
Securities and Exchange Commission
Washington D.C.  20549

RE: Responses to comments as per N-1A/485 (a) POS filing.

Dear Mr. Minore:

   The Fund has enclosed the following responses to your comments for your review.

1. Filing Number Correction;
   a. The Fund has corrected the filing number from 811-10493 to 811-10419 on pages i(on Form N-1A) and 13(in prospectus).

2. Date Prospectus and SAI and Part C;
   a.  The following pages have been dated November 23, 2004.
       1. In the prospectus: Pages 1 and 3
       2. In the SAI:        Part B on page 1
       3. In Part C          Page 3

3.  Change date on page 7 of prospectus and page 4 of SAI (Part B);
    a. The Fund changed the date under subsection "Investment Adviser" in the prospectus from August 10, 2003 to the agreement date currently in effect, August 10, 2004.
    b. The date was also changed from August 10, 2003 to August 10, 2004 in the SAI under section "Investment Adviser"

4. Clarify the fifth sentence under subsection "Contract Terms" on page 7 of the prospectus;
    a. The sentence was changed from:
       "For these services, the Fund has agreed to pay a fee of 1% per year on the net assets of the Fund."

       revised to:
       "For these services, the Fund has agreed to pay the Investment Adviser a fee of 1% per year on the net assets of the Fund."

5.  Clarify the last sentence under Item #6 on page 4 of the prospectus;
    a. The text was revised from:
       "The Fund does not have a policy to concentrate in securities of issuers in a particular sector, industry or group of industries."

       to:
       "The Fund has a policy not to concentrate in securities of issuers in a particular sector, industry or group of industries."

6.  Change lower section of Fee Table (with footnote) on page 5 of prospectus;
    a. The lower section of the Fee Table was changed from:

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
   Annual Fund Operating Expenses (Expenses that are deducted from Fund assets):
           Management Fees:                                             1.00%
           Distribution (and/or Service) (12b-1) Fees:                  None
           Other Expenses: *                                            1.00%
           Gross Expenses:                                              2.00%
           Investment Adviser Fee Reimbursement:                       -0.62%
           Net Annual Fund Operating Expenses:                          1.38%

    * The Other Expenses of the Fund are based on actual amounts from 1/01/03 to 12/31/03. The Fund will uphold its original agreement, which set ex-penses at 2% per year of the averaged total net assets of the Fund, for the year ending 2004. Expenses that exceed 2% will be paid by the Invest-ment Adviser, which is in the Investment Advisory Agreement Contract made by and between the Fund and Investment Adviser. The Investment Adviser Fee Reimbursement, which will remain in effect in perpetuity can only be terminated by the Fund and the Fund will not reimburse the Adviser for start up expenses.
    to:

   Annual Fund Operating Expenses (Expenses that are deducted from Fund assets):
           Management Fees:                                             1.00%
           Distribution (and/or Service) (12b-1) Fees:                  None
           Other Expenses:                                              1.00%
           Total Annual Fund Operating Expenses: *                      2.00%

    * Through 12/31/04 the Annual Fund Operating Expenses wiil be 1.38% due to a waiver by the Investment Adviser. The waiver will not be renewed. The fee waiver can only be terminated by the Fund if the Board determines that it is in the best interest of Fund shareholders to do so. The Fund will not reimburse the Investment Adviser for start up expenses or fees waived or Fund expenses paid by the Investment Adviser.

7. Change the dollar amount for 'One Year' (use 2% Fund Operating Expense) under subsection "Example" on page 6 of prospectus;
    a. The amount under 'One year' has been changed to $203.

8.  Clarify the Fund's Market Timing Policy on page 9 of the prospectus;
    a. The Fund has revised the text under its "Market Timing Policy" except for the first sentence, which remains the same. The following text represents the Fund's policy:

                             MARKET TIMING POLICY
Market Timing is the excessive short-term trading of mutual fund shares. A pattern of excessive short-term trading by redeeming Fund shares within a short period of time of a purchase may increase Fund costs and be harmful to Fund shareholders. The Fund believes that its exposure to harmful market timing risk is low because the Fund's investment portfolio has no common stocks of foreign issuers and prices are readily available for those common stocks in the Fund's portfolio. To protect the Fund from harmful market timing, the Fund's Board may prohibit future purchases by a shareholder who exhibits a pattern of excessive short-term trading. The Fund always reserves the right to not accept any purchase order.

9. Add formula to calculate Average Annual Total Return Quotation and define formula values under section "Calculation of Performance Data" on page 6 of SAI (Part B);
                                                 n
    a. The parenthetical text "(By formula P(1+T) = ERV)", was added to the title 'Calculation of Performance Data'. The heading of this section has
       been changed to:                                        n
             CALCULATION OF PERFORMANCE DATA (By formula P(1+T)  = ERV)
                                      -2-

    b. The following text has been added to this section to define the formula. "Where:P=a hypothetical initial payment of $1000;T=average annual total return;n=one year; and ERV=ending redeemable value."

10. Remove item #11,"Exhibit Index", from page ii of 'Part C' and remove item #11, "Exhibit Index" and its text, from page 3 of 'Part C'.
    a. The heading "Exhibit Index" has been deleted from the "Contents Page" on page ii of Part C.
    b. The heading 'Exhibit Index' and its text has been deleted from page 3 of Part C of the SAI.

11. Add applicable dates and references to items listed under Part 1.b of "Exhibit Index" on page 1 of Part C and add a new exhibit item,
    (q) - "Consent of Independent Registered Public Accounting Firm";

    a. Items a,b,h,h1,and i include the following parenthetical text:
       "(Incorporated by reference to Registrant's Post-Effective Amendment No.1 on 1/14/02 under filing #333-63416)."
    b. Items d,h2 and p include the following parenthetical text:
       "(Incorporated by reference to Registrant's Post-Effective Amendment No.4 on 4/14/04 under filing #333-63416)."
    c. Item q includes the following parenthetical text:
       "(Filed here with)."

12. Change information about stock certificates in item #6 on page 2 of Part C of SAI to intermediary custodians as stated on page 8 of prospectus under heading "Custody of Investments".
    a. The first sentence has been change under item #6 from:
       "All Fund records are held at corporate headquarters - 16 Rimwood Lane, Colts Neck, N.J. 07722 - with the exception of security certifications, which will be placed in a safe deposit box at Fleet Bank, 501 Arnold Avenue, Point Pleasant Beach, NJ 08742.
       To:
       "All Fund records are held at corporate headquarters - 16 Rimwood Lane, Colts Neck, N.J. 07722 - with the exception of security certifications, which will be maintained with a 'Securities Depository'(See page 8 of prospectus under heading "Custody of Investments").

13. The following text was added to end of section "Market Value of Securities" on page 9 of prospectus.
        "The Board will determine the fair value of these securities if warrant-ed by events occurring between 3 PM and 4 PM Eastern Time.

The Fund acknowledges that;
* the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as a defense in any proceeding intiated by the Commission or any person under federal securities laws of the United States.

Thanks again for your comments, time and patience.
Sincerely,

By: /s/ Peter J. Lencki
        President
        NorthQuest Capital Fund, Inc.
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